Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

May 9, 2024	Client-Matter: 63454-030

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 6 Filed: March 5, 2024 File No. 024-12013

Dear Ms. Paulemon and Ms. Howell:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 22, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on May 9, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1.            We note your response to prior comment 1 and re-issue. We note that in the Project Summary description boxes you refer to the October 4, 2023 PQA. Please revise to reference the most recent offering circular for the offering contemplated.

Response:

The Company acknowledges the comment and has revised the Project Summary description boxes to reference the most recent offering circular for the offering contemplated. As discussed with the Staff, we are also including an updated Part II in this post-qualification amendment to assist the investor in finding all necessary disclosure with respect to the LROs without needing to review prior filings. The LROs offered in this PQA are located on p. 63 followed by a list of LROs previously qualified but not subscribed for and therefore withdrawn by this PQA.

2.            We note your response to prior comment 2 and re-issue. We note that the Project Summary continues to reference several LROs relating to the same property. Please clarify whether these LROs will be offered concurrently. Please also clarify whether prior LROs relating to the same property were offered immediately upon qualification of the post qualification amendment. Please ensure your analysis addresses your disclosure that properties with multiple LROs are done as “subsequent draws." To the extent that you will not offer all LROs upon commencement of the offering, it appears you are attempting to conduct this offering on a delayed basis which is not consistent with Rule 251(d)(3)(i)(F) of Regulation A. Please revise or advise.

Response:

The Company acknowledges the comment and is removing previous LROs corresponding to the same property as current LROs. The Company will no longer offer multiple LROs corresponding to the same project. The full amount to fund a Project will be offered and sold in a single LRO, with no duplicate subsequent draw offerings for the same property. All LROs are offered immediately upon qualification of the applicable post qualification amendment in compliance with Rule 251(d)(3)(i)(F).

3.            We note your response to prior comment 2 that "the Company’s offering of LROs is contingent upon the timely qualification of the relevant offering; in certain instances an offering may be fully subscribed through other channels, before the offering has been qualified." However, Item 6 of Part I of Form 1-A does not reflect any private placements, other than pursuant to Regulation A. Please reconcile.

Response:

The Company engages in no private placement offerings or sales under Regulation D. To the extent securities are sold corresponding to an underlying loan for which the Company has filed a post qualification amendment and is awaiting approval, the private placement offerings and sales occur through Groundfloor Real Estate LLC, a separate entity which has filed a Form D for the offerings and sales. The relevant amounts are included in an updated disclosure in Item 6 of Part I of the Company’s Form 1-A.

2

4.            We note your response to prior comment 4 and partially re-issue. We note that in "Incorporation by Reference of Offering Circular" you incorporate by reference to the Form 1-A filed October 4, 2022 and that no securities related to any previously filed PQA are currently being offered and there is no information in any previously filed PQA which is material to the Company’s offering described in the current PQA. Please advise how this complies with General Instruction III of Form 1-A. Please specifically address General Instruction III(c), which states in part, “[i]nformation shall not be incorporated by reference or cross-referenced in any case where such incorporation would render the statement or report incomplete, unclear, or confusing” in your analysis and in any response regarding future incorporation reference plans.

Response:

The Company acknowledges the comment. Other than incorporation by reference of the Company’s 1-K, the Company has stricken incorporation by reference.

5.            We note your response to prior comment 6 and re-issue. Please provide additional information about the auto-invest feature, including clarifying whether the investor makes an initial selection and then each monthly transfer will be automatically invested pursuant to the initial selection, what information the investor will be provided and when, and how such feature will confirm the investor meets the qualified purchaser status at time of purchase. In addition, please clearly disclose any limitations on the ability to sell pursuant to this auto-invest feature, such as if there is no qualified offering statement or the company has sold the maximum allowed within the last twelve months.

Response:

The Company acknowledges the comment and has removed the automatic reinvestment feature from the Platform.

3

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.

4